UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

111 North Bridge Road

#23-06A

Peninsula Plaza

Singapore 179098

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On November 4, 2024, Dominari Securities LLC (“Dominari Securities”), as the representative of the underwriters of the initial public offering of PTL Limited (the “Company”), exercised its over-allotment option in full to purchase an additional 187,500 ordinary shares of the Company at the public offering price of US$4.00 per share (the “Option”). The closing for the sale of the over-allotment shares took place on November 6, 2024. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$5,750,000, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the underwriters’ exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference. This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release dated November 6, 2024, announcing the exercise of the over-allotment option.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024	PTL Limited

	By:	/s/ Ying Ying, CHOW
	Name:	Ying Ying, CHOW
	Title:	Chief Executive Officer and Director

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